SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1943

Commission File No. 0-30821

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TeleCommunication Systems, Inc. Employee Stock Purchase Plan

TeleCommunication Systems, Inc.

275 West Street

Annapolis, MD 21401

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TeleCommunication Systems, Inc.

275 West Street

Annapolis, MD 21401

TeleCommunication Systems, Inc. Employee Stock Purchase Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of TeleCommunication Systems, Inc. and Administrator of

TeleCommunication Systems, Inc. Employee Stock Purchase Plan,

We have audited the accompanying statements of net assets available for plan benefits of the TeleCommunication Systems, Inc. Employee Stock Purchase Plan as of January 31, 2012 and 2011, and the related statements of changes in net assets available for plan benefits for the three years in the period ended January 31, 2012. These financial statements are the responsibility of the Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the TeleCommunication Systems, Inc. Employee Stock Purchase Plan as of January 31, 2012 and 2011, and the changes in net assets available for plan benefits for the three years in the period ended January 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Reznick Group, P.C.

Baltimore, Maryland

May 7, 2012

TeleCommunication Systems, Inc. Employee Stock Purchase Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

January 31, 2012 and 2011

	2012	2011

Participant deposits due from employer	$384,185	$250,725

Total Assets	384,185	250,725

Stock purchase payable	237,825	228,846
Benefits payable	146,360	21,879

Total Liabilities	384,185	250,725

Net assets available for plan benefits	$—	$—

See notes to financial statements

TeleCommunication Systems, Inc. Employee Stock Purchase Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the years ended January 31, 2012, 2011 and 2010

	2012	2011	2010
Additions:
Participant contributions	$1,529,150	$1,397,420	$708,651

Total additions to plan equity	1,529,150	1,397,420	708,651

Deductions:
Terminations and withdrawals	302,256	85,456	—
Contributions used for stock purchases	842,709	1,061,239	489,871
Contributions held for future stock purchases	384,185	250,725	218,780

Total deductions to plan equity	1,529,150	1,397,420	708,651

Net change in assets available for plan benefits	—	—	—

Net assets available for plan benefits, beginning of year	—	—	—

Net assets available for plan benefits, end of year	$—	$—	$—

See notes to financial statements

TeleCommunication Systems, Inc. Employee Stock Purchase Plan

NOTES TO FINANCIAL STATEMENTS

January 31, 2012 and 2011

NOTE 1 - PLAN DESCRIPTION

The TeleCommunication Systems, Inc. Employee Stock Purchase Plan (the Plan) was approved by the shareholders of TeleCommunication Systems, Inc. (the Employer) effective November 1, 2000, to enable eligible employees of the Employer and its designated subsidiaries to purchase shares of the Employer’s common stock at a discount from fair market value. The Plan is intended to benefit the Employer by increasing the employees’ interest in the Employer’s growth and success, and encouraging employees to remain employees of the Employer or its designated subsidiaries. The Plan covers substantially all of the employees of the Employer and its designated subsidiaries. The Plan is governed by Section 423 of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). More details regarding the Plan provisions may be found in the Plan document.

As of January 31, 2012, the total number of shares of $0.01 par value common stock of the Employer that were registered for purchase by participants was 2,384,932. The number of shares purchased under the Plan since 2000 is 1,921,883 and the common stock reserved for future employee purchases aggregated 463,049 shares. There are no other investment options for participants. Shares purchased under the Plan in the most recent fiscal Plan year were 366,500 shares.

All regular full-time employees or regular part-time employees of the Employer may participate in the Plan, provided that they are scheduled to work at least 20 hours per week and they own less than 5% of the Employer’s common stock. An option period is determined at the discretion of the Employer’s Board of Directors (the Administrator). For the years ended January 31, 2012 and 2011, there were four option periods: February 1 through January 31, in three month intervals each.

Participants contribute after-tax payroll deductions of any whole number percentage of the base salary and overtime excluding bonuses, commissions, vacation pay, and includible income resulting from stock options or restricted stock, or other extraordinary compensation. The employee may also deposit money into the Plan directly by personal check given to the Plan Administrator in accordance with the Plan document. All contributions to the Plan must not exceed $10,500 of compensation payable during the Plan Year. The Employer does not provide a matching or discretionary contribution, and contributions do not earn interest. Participants’ payroll deductions are accumulated during the option period. Shares are purchased on the last day of the option period at a purchase price equal to 85% of the fair market value of the common stock on the first or last trading day of the option period,

TeleCommunication Systems, Inc. Employee Stock Purchase Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

January 31, 2012 and 2011

whichever is lower. All shares purchased are deposited in the participant’s account at the Agent Broker. Generally, any balance remaining in an employee’s account after the exercise date will be carried forward into the employee’s account for the next option period. If the employee does not participate in that option period, the amount remaining will be refunded.

The maximum number of shares of common stock that each employee may purchase under the Plan during any option period is 2,100 shares, subject to the limitations set forth in section 423(b)(8) of the Internal Revenue Code. Participants are not permitted to purchase common stock in any one calendar year having an aggregate fair market value in excess of $25,000. The fair market value of such common stock is determined at the time each option to purchase shares is granted.

All funds contributed to the Plan may be used by the Employer for any corporate purpose until applied to the purchase of common stock or refunded to the participant. Funds are commingled with other general corporate funds and are not segregated by the Employer.

In the event of a participant’s termination, death, or retirement, any remaining account balance will be distributed to the participant or the participant’s estate.

The Plan may be terminated at any time by the Employer’s Board of Directors.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statements

The accompanying financial statements are presented on the accrual basis of accounting. The Plan’s cash is maintained by the Employer on behalf of the Plan. The Plan’s administrative expenses are paid by the Employer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

TeleCommunication Systems, Inc. Employee Stock Purchase Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

January 31, 2012 and 2011

Income Tax Status

The Administrator believes that the Plan is currently designed and being operated in compliance with Section 423 of the Internal Revenue Code as of the date of these financial statements. Participants are required to hold shares two years from the grant date or 21 months from the date of purchase under the Plan to avoid additional income tax liabilities.

NOTE 3 - SUBSEQUENT EVENTS

Management has considered material subsequent events for disclosure and recognition through the filing date of these financial statements and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.